

July 23, 2015

Via E-Mail
Robert F. Barton
EVP and Chief Financial Officer
American Assets Trust, Inc.
11455 El Camino Real, Suite 200
San Diego, CA 92130

> **Re:** **American Assets Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 1-35030**

Dear Mr. Barton:

We have reviewed your July 13, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 6, 2015 letter.

General

1.   We note your response to prior comment one. It does not appear that you qualify for combined periodic reporting given you do not appear to own substantially all of the ownership of the American Assets Trust, L.P. Please separately file the required periodic reports for the REIT and OP or advise.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Staff Accountant